SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                         _____________________________


                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 1)

                         ____________________________

                    WINDSOR REAL ESTATE INVESTMENT TRUST 8
                               (Name of Issuer)

                     COMMON SHARES OF BENEFICIAL INTEREST
                        (Title of Class of Securities)

                                   97374210
                                (CUSIP Number)

                         ____________________________


                               TAMARA D. FISCHER
                           CHATEAU COMMUNITIES, INC.
                           6430 SOUTH QUEBEC STREET
                           ENGLEWOOD, COLORADO 80111
                                (303) 741-3707

                                  38-3132038
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                        _____________________________

                                   COPY TO:

                            JAY L. BERNSTEIN, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                        _____________________________


                                 MAY 11, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>


                            (Continued on following pages)


                                 (Page 1 of 10 Pages)

CUSIP No. 97374210              13D                               Page 2 of 6


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
                          CHATEAU COMMUNITIES, INC.
                          38-3132038
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
                                     7.       SOLE VOTING POWER

           NUMBER OF                               20,323

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER
                                                    20,323
             EACH

           REPORTING               10.      SHARED DISPOSITIVE POWER

          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               20,323
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               9.8%{*}
      14.      TYPE OF REPORTING PERSON
                               CO

                             SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Amendment No. 1, which relates to common shares of beneficial interest, $.01 par value (the "Common Shares"), of Windsor Real Estate Investment Trust 8, a California business trust (the "Issuer"), amends in its entirety the statement on Schedule 13D originally filed with the Commission on May 21, 1998 (as amended, the "Statement"). The Issuer's principal executive offices are located at 6430 South Quebec Street, Englewood, Colorado 80111.


ITEM 2.    IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Chateau Communities, Inc., a Maryland corporation ("Chateau"), which has elected to be taxed as a real estate investment trust ("REIT"). Chateau is a publicly-held REIT and is the largest owner/operator of manufactured home communities in the United States. Its principal executive offices are located at 6430 South Quebec Street, Englewood, Colorado 80111.

     (a)-(c)   The  information  provided  in Schedule I hereto,  which  is  an excerpt from the Proxy Statement filed on April 7, 1998 by Chateau in connection with its Annual Meeting held on May 21, 1998 (the "Proxy Statement"), relating to the names, principal occupations and employment and other related information concerning the directors and certain executive officers of Chateau (the "Officers and Directors"), is hereby incorporated by reference for this Item 2. The names and occupations of each of the Officers and Directors are as set forth in Schedule I. The business address of each of the Officers and Directors is c/o Chateau Communities, Inc., 6430 South Quebec Street, Englewood, CO 80111.

     (d)-(e) During the last five years, none of Chateau nor, to the best knowledge of Chateau, any Officer or Director: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Each of the Officers and Directors is an American citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Effective May 11, 1998, Chateau completed an investment of approximate $5.7 million in the Issuer (the "Investment"), consisting of a purchase of 19,339 Common Shares from the Issuer (at a price of $25 per Common Share) for an aggregate price of $478,475 (the "Share Acquisition"), and the receipt by Chateau of two promissory notes of the Issuer (the "Promissory Notes") with an aggregate principal amount of $5,221,525. Chateau used its working capital to make the Investment.

     Previously, in September 1997, Chateau acquired all of the issued and outstanding shares of capital stock of The Windsor Corporation, which is the Issuer's advisor (the "Advisor"). The Advisor also beneficially owns 984 preferred shares of beneficial interest, par value $.01, of the Issuer (the "Preferred Shares"). Chateau used its working capital and issued securities in connection with the acquisition of The Windsor Corporation.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Share Acquisition was engaged in to increase Chateau's equity interest in the Issuer and to provide the Issuer with funds needed to effect an acquisition of additional real property.

     On May 14, 1998 the Issuer filed with the SEC a Preliminary Proxy Statement seeking its shareholders' approval of the amendment and restatement of the Declaration of Trust of the Issuer (the "Amended Declaration") and the adoption of By-laws for the Issuer (the "Proposal"). The principal purposes of Proposal are to convert the Issuer from a finite-life to an infinite-life entity, and to remove various restrictions and limitations and other requirements contained in the Declaration of Trust which are not typically found in the more modern organizational documents of leading real estate investment trusts. These include provisions that (i) restrict the types and amounts of equity and debt securities that the Trust may issue and (ii) limit the nature and types of investments that the Issuer may make. Under the Declaration of Trust, no person or entity may own more than 9.8% of the issued and outstanding shares of the Issuer (the "Ownership Limitations"). Under the proposed Amended Declaration, Chateau would be exempt from the ownership limitations contained in the Amended Declaration, and accordingly, would not be limited in the number of shares of the Issuer it may acquire or hold. If the Proposal is approved, upon approval by the independent trustees of the Issuer (the "Independent Trustees"), it is expected that Chateau will purchase at least an additional 130,000 Common Shares or Preferred Shares (or a combination thereof) at a price per share to be determined by the Independent Trustees, which in no event will be less than $25 per Common Share or $26.82 per Preferred Share (the "Additional Investment"), which would give Chateau an aggregate 45% equity ownership interest in the Issuer. It is expected that the consideration to be paid by Chateau in connection with the Additional Investment will be in the form of cancellation of all or a part of the indebtedness of the Issuer under the Promissory Notes. Chateau has advised the Issuer that upon the making of the Additional Investment, it intends to announce that the Issuer will be a primary vehicle through which Chateau will make investments in manufactured home communities that do not fit the core asset type typical of the existing Chateau portfolio of properties, which is characterized by large, stable, institutional-quality, fully-amenitized properties. If Chateau makes the Additional Investment, it expects that it will maintain ownership of up to 45% of the outstanding shares of beneficial interest in the Issuer, for at least two years following the adoption of the Proposal. It is anticipated that additional investments by Chateau in the Issuer in the future will be on substantially the same terms as investments by unaffiliated third parties involved in any such investment or, if such third parties are not involved, on such terms as the Independent Trustees shall determine.

     If the Proposal is not approved, Chateau (i) will remain subject to the current Ownership Limitations, (ii) will not make the Additional Investment, and (iii) may seek to dispose of the shares of the Issuer currently held by it.

     Chateau anticipates that it will from time to time re-evaluate its investment in the Issuer, and depending upon its view of the then current and future business, financial condition and prospects of the Issuer, market conditions and such other factors as Chateau may deem material to its investment decision, Chateau may (i) subject to applicable legal requirements, seek to purchase additional shares of the Issuer from the Issuer, on the open market, or in private transactions, or by any other permissible means, (ii) dispose of all or a portion of the shares of the Issuer that it presently owns or hereafter may acquire, or (iii) seek to effect other transactions with the Issuer.

Except for the information  disclosed above in this Item 4, none of (a) through
(j) applies.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) As of the date of this Schedule 13-D, Chateau is the direct record and beneficial owner of 19,339 Common Shares (the "Owned Common Shares"). The Windsor Corporation, a wholly-owned subsidiary of Chateau, owns 984 Preferred Shares of the Issuer (the "Owned Preferred Shares"). The Owned Common Shares and Owned Preferred Shares (together, the "Owned Shares") constitute in the aggregate 9.8% of the Issuer's outstanding shares. Chateau, as a direct owner of the Owned Common Shares, and as the sole shareholder of The Windsor Corporation, the direct owner of the Owned Preferred Shares, has the sole voting and dispositive powers with respect to the Owned Shares. With certain limited exceptions, the Common Shares and Preferred Shares vote as a single class on all matters submitted to shareholders. The Owned Common Shares constitute 18.9% of the outstanding Common Shares of the Issuer.

           (c) Other than the Share Acquisition described in Item 4 above, Chateau has not effected any transactions in the Common Shares or Preferred Shares during the 60 days prior to May 11, 1998.

           (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Owned Common Shares or Owned Preferred Shares.

           (e)  Not applicable.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           In March 1998, Chateau entered into an investment agreement with the Issuer (the "Investment Agreement") providing among other things for: (i) the immediate investment by Chateau in the Issuer of $5.7 million in cash and (ii) the future issuance to Chateau by the Issuer, within 90 days of the date of the Chateau Investment, of (A) such number of Common Shares at $25 per share as the Issuer may determine in its discretion, and (B) one or more promissory notes in an aggregate principal amount equal to the difference between (x) $5.7 million, and (y) the value of the Common Shares issued pursuant to (A) above (based on a value of $25 per Common Share). Pursuant to the Investment Agreement, on May 11, 1998, the Issuer issued to Chateau (i) 19,339 Common Shares having an aggregate value of $478,475 and (ii) the Promissory Notes. See Items 3 and 4 above for additional details.

     Except as described in this Item 6 and Item 4 above, there are no contracts, arrangements or other understandings between the Issuer and Chateau relating to securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 7.1 Investment Agreement by and between Windsor Real Estate Investment Trust 8 and Chateau Communities, Inc. (to be filed by Amendment).

**FOOTNOTES**

{*} Percentage is for Common Shares  of  beneficial interest, and Preferred
  Shares of beneficial interest, considered as a single class. With certain limited exceptions, the Common Shares and Preferred Shares vote as a single class on all matters submitted to shareholders. The Common Shares owned by the reporting person constitute 18.9% of the outstanding Common Shares of the Issuer.

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  JUNE 5, 1998



                            CHATEAU COMMUNITIES, INC.


                            By:   /S/ TAMARA D. FISCHER
                                Name:  TAMARA D. FISCHER
                                Title:  CHIEF FINANCIAL OFFICER

                              SCHEDULE I

          EXCERPT FROM PROXY STATEMENT DATED APRIL 7, 1998 OF
                       CHATEAU COMMUNITIES, INC.

                  PROPOSAL I -- ELECTION OF DIRECTORS

     The directors of the Company are divided into three classes, and one class is elected at each Annual Meeting of the Stockholders for a term of three years. The terms of the Class II directors expire at the 1998 Annual Meeting. They have been nominated for an additional term to expire at the 2001 Annual Meeting of Stockholders. The terms of the other two classes of directors expire at the 1999 Annual Meeting (Class III) and the 2000 Annual Meeting (Class I).

NOMINEES FOR ELECTION AS CLASS II DIRECTORS

     The following information is furnished regarding the nominees for election as Class II directors (who serve until the Annual Meeting of the Stockholders to be held in 2001 or until their respective successors are elected and qualified):

     C.G. ("Jeff") Kellogg, 54, has been President and a director of the Company since its inception, and was Chief Executive Officer of the Company from its inception to February 1997. For the five years preceding the formation of the Company, Mr. Kellogg was President and Chief Operating Officer of Chateau Estates. He is extremely active in local and national industry associations, often in leadership positions. Mr. Kellogg is a past President of the Michigan Manufactured Housing Association and served on the Manufactured Housing Institute's Community Operations Committee. He is a graduate of Michigan Technological University with a B.S. in Civil Engineering. Mr. Kellogg is the husband of Tamara D. Fischer, who is the Company's Executive Vice President and Chief Financial Officer.

     Edward R. Allen, 57, has served as a director of the Company since 1993. He was, for the five years preceding the formation of the Company, Chairman and Chief Executive Officer of InterCoastal Communities, Inc., a Florida corporation which was engaged in operating seven manufactured home communities in Florida. Prior to joining InterCoastal, Mr. Allen developed a chain of steak houses which he and his partner sold in 1977 to Green Giant Corporation. He remained as President for two years, and expanded the chain nearly doubling the number of restaurants. Mr. Allen is a graduate of Cornell University.

     James M. Hankins, 63, served as a director of ROC Communities, Inc. ("ROC") from August 1993 until ROC's merger with the Company on February 11, 1997 (the "Merger"). Since the Merger, he has served as a director of the Company. He is managing general partner of a partnership which owns and operates destination RV resorts in Arizona. Prior to organizing the partnership in 1985, Mr. Hankins was a founder of Mobile Home Communities, Inc. in 1969, and served as President and Chief Executive Officer from 1973 to 1984. He holds a B.S. from the University of South Carolina and an MBA from Harvard University, and has served as a Captain in the United States Air Force.

     Donald E. Miller, 67, served a s a director of ROC from August 1993 to February 1997, and has served as a director of the Company since February 1997. In May 1994, Mr. Miller was appointed Vice Chairman of the Board of Directors of The Gates Corporation. Form 1987 to May 1994, he was President, Chief Operating Officer and director of The Gates Corporation and The Gates Rubber Company, which engage in the production and manufacture of rubber products, primarily for automotive needs. Mr. Miller is a graduate of the Colorado School of Mines.

CONTINUING CLASS I DIRECTORS

     The following information is furnished regarding the continuing Class I directors (who serve until the Annual Meeting of the Stockholders to be held in 2000 or until their respective successors are elected and qualified):

     Gary P. McDaniel, 52, has been Chief Executive Officer and a director of the Company since February 1997. He served as the Chairman of the Board, President and Chief Executive Officer of ROC since 1993 and had been a principal of ROC's predecessors since 1979. He has been active in the manufactured home industry since 1972. He is a Trustee of Windsor Real Estate Investment Trust 8. Mr. McDaniel has been active in several state and national manufactured home associations, including associations in Florida and Colorado. In 1996, he was named "Industry Person of the Year" by the National Manufactured Housing Industry Association. Mr. McDaniel is on the Board of Directors of the Manufactured Housing Institute. He is a graduate of the University of Wyoming and served as a Captain in the United States Air Force.

     Gebran S. Anton, Jr., 65, first became a director of the Company in 1993. He is the owner of Gebran Anton Development Co. and Anton, Zorn & Associates, Inc., a commercial and industrial real estate broker and former owner of Anton's, a men's retail chain. He is an incorporator and Director of Community Central Bank, and a former Chairman of the Board for First National Bank, St. Joseph Hospital, and Downtown Development Committee.

     James M. Lane, 68, first became a director of the Company in 1993. He retired as the Senior Vice President and Chief Investment Officer of the Investment Management Division, NBD Bank, Detroit, where he served for approximately thirteen years. Mr. Lane was associated with the Chase Manhattan Corporation from 1953 to 1978, attaining the position of Executive Vice President while also serving as President and Chief Executive Officer of Chase Investors Management Corporation. He has a B.A. degree in economics from Wheaton College and an MBA in finance from the University of Chicago.

     Rhonda G. Hogan, 45, has served as director of the Company since March 1997. Ms. Hogan is presently a partner of Tishman Speyer Properties. She recently served on the Board of Directors and as President of The Water Club Condominium Association, Inc. and is on the Silver Council of the Urban Land Institute. In addition, she served on the Board of Directors of Barnett Bank of South Florida, N.A. from 1986 to 1996. Ms. Hogan has also served or currently serves on several other Boards of Directors and as a member of several councils or institutes, including appointments to State Boards by the Governor and Cabinet of the State of Florida. Ms. Hogan received her B.B.A. from the University of Iowa.

CONTINUING CLASS III DIRECTORS

     The following information is furnished regarding the continuing Class III directors (who serve until the Annual Meeting of the Stockholders to be held in 1999 or until their respective successors are elected and qualified):

     John A. Boll, 68, has been Chairman of the Board of Directors of the Company since its inception in 1993. Prior to the formation of the Company, Mr. Boll was the co-founder, partner and Chief Executive Officer of Chateau Estates, which was formed in 1966. He was inducted in the MH/RV Hall of Fame in 1992 for his outstanding contributions to the manufactured housing industry. Mr. Boll was appointed by the Governor of the State of Michigan to become the first Chairman of the Michigan Mobile Home Commission, which is the principal Michigan authority regulating manufactured housing, a position he held for six years.

     James L. Clayton, 64, served as a director of ROC from August 1993 until February 1997 and as a director of the Company since February 1997. He is the founder, and since 1966 has been the Chairman of the Board and Chief Executive Officer of, Clayton Homes, Inc., ("Clayton Homes") a company which owns and operates manufactured home factories, sales centers, financing and insurance units and communities (NYSE: CMH). Mr. Clayton is a director of Dollar General Stores and Chairman of the Board of BankFirst. In 1992, Mr. Clayton was inducted into the MH/RV Hall of Fame. Mr. Clayton received an undergraduate degree in electrical engineering and a law degree from the University of Tennessee.

     Steven G. Davis, 48, has served as a director of the Company since February 1997. He is currently the owner of East Silent Advisors, a real estate consulting firm. He served as Chief Financial Officer, Executive Vice President and a director of ROC from 1993 to 1997. From 1990 to 1993, Mr. Davis served as an officer and director of The Windsor Group, an owner/operator of 42 manufactured home communities, and, from 1991 through March 1993, as that company's President. Mr. Davis served as a director of ASR Investments, a REIT owning apartments in the Southwest, and is currently on the advisory boards of Arlen Capital Advisors and Leroc Partners, Inc. Mr. Davis is a Certified Public Accountant and is a graduate of the University of San Diego.

                   REQUIRED VOTE AND RECOMMENDATION

     Proxies will be voted for the election of all persons nominated to be a director above unless contrary instructions are set forth on the proxy. In the event any nominee should become unable or unwilling to serve as a director, which the Board of Directors does not expect, the person named in the accompanying proxy will vote for such nominee, if any, as may be recommended by the Board of Directors.

     Directors are elected by a plurality of the votes cast by the holders of Common Stock. The individuals who receive the largest number of votes cast, assuming presence of a quorum at the Annual Meeting, are elected as directors; therefore, if a quorum is present, any shares not voted (whether due to abstention or broker non-vote) do not affect the election of directors.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES.


                   EXECUTIVE OFFICERS OF THE COMPANY

     The following information is presented with respect to the current executive officers of the Company:

     Gary P. McDaniel is the Chief Executive Officer and a director of the Company. Biographical information of Mr. McDaniel may be found under "PROPOSAL I -- ELECTION OF DIRECTORS -- continuing as Class I Directors," above.

     C.G. ("Jeff") Kellogg is President and a director of the Company. Biographical information on Mr. Kellogg may be found under "PROPOSAL I --
ELECTION OF DIRECTORS -- Continuing Nominees for election as Class II Directors," above.

     James B. Grange, 41, is Chief Operating Officer of the Company, having served in such capacity since February 1997. He served as Executive Vice President and Chief Operating Officer of ROC from 1993 to February 1997. Mr. Grange served as Executive Vice President, Chief Operating Officer and a director for ROC's predecessors from 1986 to 1993. He is currently active in The Manufactured Housing Institute. Mr. Grange is a graduate of the University of Montana.

     Tamara  D.  Fischer,  42, is Executive  Vice  President,  Chief  Financial
Officer of the Company, having served in these roles since the Company's formation. Prior to joining the Company, Ms. Fischer was employed by Coopers & Lybrand for 11 years. Ms. Fischer is a CPA and a graduate of Case Western Reserve University. Ms. Fischer is the wife of Mr. Kellogg who is the President and a Director of the Company.

     Rees F. Davis, Jr., 39, is Executive Vice President-Acquisitions of the Company, having served in such capacity since February 1997. He served as Executive Vice President of Acquisitions and Sales for ROC from 1993 to February 1997. Prior to that, Mr. Davis previously served as Vice President of Acquisitions and Sales and a director for ROC's predecessors since 1986. Mr. Davis is a two-term past officer of the Colorado Manufactured Housing
Association. He is also an active member of The Manufactured Housing Institute. Mr. Davis is a graduate of Colorado State University.